(1)

INTERIM REPORT

For the three months ended
March 31, 2006

CONSOLIDATED BALANCE SHEETS
as at March 31, 2006 and December 31, 2005
(unaudited – US$ millions)

	2006	2005

Assets
Cash, short term investments and marketable securities	474.8	559.0
Accounts receivable and other	2,118.7	2,380.4
Recoverable from reinsurers (including recoverables on paid losses – $511.8; 2005 – $535.3)	7,496.7	7,655.6

	10,090.2	10,595.0

Portfolio investments
Subsidiary cash and short term investments (market value – $5,274.5; 2005 – $4,526.3)	5,274.5	4,526.3
Bonds (market value – $7,711.7; 2005 – $8,038.4)	7,981.7	8,127.4
Preferred stocks (market value – $15.9; 2005 – $16.6)	13.6	15.8
Common stocks (market value – $2,640.8; 2005 – $2,533.0)	2,138.1	2,099.7
Investments in Hub, Zenith National and Advent (market value – $318.6; 2005 – $439.1)	196.8	247.8
Real estate (market value – $18.1; 2005 – $18.0)	17.3	17.2

Total (market value – $15,979.6; 2005 – $15,571.4)	15,622.0	15,034.2

Deferred premium acquisition costs	382.0	391.5
Future income taxes	1,027.5	1,134.3
Premises and equipment	90.6	95.7
Goodwill	212.2	210.8
Other assets	104.7	104.2

	27,529.2	27,565.7

Liabilities
Cunningham Lindsey indebtedness	67.7	63.9
Accounts payable and accrued liabilities	1,004.2	1,150.0
Securities sold but not yet purchased	760.4	700.3
Funds withheld payable to reinsurers	1,061.0	1,054.4

	2,893.3	2,968.6

Provision for claims	15,895.4	16,029.2
Unearned premiums	2,371.2	2,429.0
Long term debt – holding company borrowings	1,306.2	1,365.3
Long term debt – subsidiary company borrowings	969.2	869.3
Purchase consideration payable	191.3	192.1
Trust preferred securities of subsidiaries	52.4	52.4

	20,785.7	20,937.3

Non-controlling interests	796.8	753.9

Shareholders’ Equity
Common stock	2,071.9	2,074.5
Other paid in capital	59.4	59.4
Preferred stock	136.6	136.6
Retained earnings	675.7	531.4
Currency translation account	109.8	104.0

	3,053.4	2,905.9

	27,529.2	27,565.7

See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2006 and 2005
(unaudited – US$ millions except per share amounts)

	2006	2005

Revenue
Gross premiums written	1,315.8	1,354.8

Net premiums written	1,131.6	1,167.7

Net premiums earned	1,168.4	1,147.1
Interest and dividends	149.2	107.1
Realized gains on investments	268.0	131.4
Claims fees	90.0	88.7

	1,675.6	1,474.3

Expenses
Losses on claims	793.8	879.5
Operating expenses	263.5	254.3
Commissions, net	208.9	182.0
Interest expense	52.0	54.2

	1,318.2	1,370.0

Earnings from operations before income taxes	357.4	104.3
Provision for income taxes	137.9	39.1

Net earnings before non-controlling interests	219.5	65.2
Non-controlling interests	(47.4)	(30.0)

Net earnings	172.1	35.2

Net earnings per share	$9.47	$2.03
Net earnings per diluted share	$9.10	$2.01
Cash dividends paid per share	$1.40	$1.40
Shares outstanding (000) (weighted average)	17,879	16,092
See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the three months ended March 31, 2006 and 2005
(unaudited – US$ millions)

	2006	2005

Common stock –
Subordinate voting shares – beginning of period	2,070.7	1,778.0
Purchases during the period	(2.6)	–

Subordinate voting shares – end of period	2,068.1	1,778.0
Multiple voting shares – beginning and end of period	3.8	3.8

Common stock	2,071.9	1,781.8

Other paid in capital – beginning and end of period	59.4	59.4

Preferred stock –
Series A – beginning and end of period	51.2	51.2
Series B – beginning and end of period	85.4	85.4

Preferred stock	136.6	136.6

Retained earnings – beginning of period	531.4	1,061.9
Net earnings for the period	172.1	35.2
Common share dividends	(25.1)	(22.5)
Preferred share dividends	(2.7)	(2.4)

Retained earnings – end of period	675.7	1,072.2

Currency translation account – beginning of period	104.0	131.0
Foreign exchange impact from foreign denominated net assets	5.8	(8.0)

Currency translation account – end of period	109.8	123.0

Total shareholders’ equity	3,053.4	3,173.0

Number of shares outstanding
Common stock –
Subordinate voting shares – beginning of period	17,136,277	15,342,759
Purchases during the period	(19,300)	–

Subordinate voting shares — end of period	17,116,977	15,342,759
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder	(799,230)	(799,230)

Common stock effectively outstanding – end of period	17,865,747	16,091,529

Preferred stock –
Series A – beginning and end of period	3,000,000	3,000,000

Series B – beginning and end of period	5,000,000	5,000,000

See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2006 and 2005
(unaudited – US$ millions)

	2006	2005

Operating activities
Earnings before non-controlling interests	219.5	65.2
Amortization	4.3	8.4
Future income taxes	106.4	19.3
Realized gains on investments	(268.0)	(131.4)

	62.2	(38.5)
Changes in:
Provision for claims	(136.7)	(175.4)
Unearned premiums	(58.9)	(20.8)
Accounts receivable and other	509.5	121.8
Recoverable from reinsurers	160.6	164.2
Funds withheld payable to reinsurers	6.4	10.5
Accounts payable and accrued liabilities	(86.4)	(19.9)
Other	(8.1)	15.7

Cash provided by operating activities	448.6	57.6

Investing activities
Investments – purchases	(896.3)	(1,444.4)
– sales	929.4	993.0
Sale (purchase) of marketable securities	57.3	(129.2)
Sale of Zenith National shares	193.8	–
Purchase of Advent shares	(24.0)	–
Purchase of capital assets	(1.5)	(4.1)
Purchase of subsidiaries, net of cash	–	7.8

Cash provided by (used in) investing activities	258.7	(576.9)

Financing activities
Subordinate voting shares repurchased	(2.6)	–
Issue of OdysseyRe debt	100.0	–
Long term debt – repayment	(60.6)	(7.9)
Purchase consideration payable	(5.1)	(5.1)
Cunningham Lindsey indebtedness	3.8	(1.0)
Common share dividends	(25.1)	(22.5)
Preferred share dividends	(2.7)	(2.4)

Cash provided by (used in) financing activities	7.7	(38.9)

Foreign currency translation	0.8	(4.5)

Increase (decrease) in cash resources	715.8	(562.7)
Cash resources – beginning of period	4,590.4	4,429.7

Cash resources – end of period	5,306.2	3,867.0

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments, and excludes $221.9 ($216.4 at December 31, 2005, $182.4 at March 31, 2005 and $169.7 at December 31, 2004) of subsidiary cash and short term investments pledged for securities sold but not yet purchased, which is restricted. Short term investments are readily convertible into cash and have maturities of three months or less.
See accompanying notes to the financial statements.

Notes to Consolidated Financial Statements
for the three months ended March 31, 2006 and 2005
(unaudited – in US$ millions except per share amounts and as otherwise indicated)
1. Basis of Presentation
    These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2005 as set out on pages 22 to 51 of the company’s 2005 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2005, and although they do not include all disclosures required by Canadian GAAP for annual financial statements, in management’s opinion they include all disclosures necessary for the fair presentation of the company’s interim results.
2. Cash, Short Term Investments and Marketable Securities
    Cash, short term investments and marketable securities are as follows:

	March 31,	December 31,
	2006	2005

Cash and short term investments	237.5	278.8
Cash held in Crum & Forster	16.1	1.7
Marketable securities	221.2	278.5

	474.8	559.0

    Marketable securities include corporate bonds and equities, with a fair value at March 31, 2006 of $233.5 (December 31, 2005 – $284.5).
3. Portfolio Investments
    At March 31, 2006, as an economic hedge against a decline in the equity markets, the company had short sales of approximately $500.0 notional amount of Standard & Poor’s Depository Receipts (“SPDRs”) and $65.0 of common stocks, as well as a Total Return Swap (“swap”) with a notional value of approximately $550.0, (constituting together hedges with an aggregate notional value of approximately $1,115) as described in the two following paragraphs. At March 31, 2006, common stocks in the company’s portfolio aggregated $2,138.1, with a market value of $2,640.8.
    Simultaneously with short sales of approximately $500.0 ($500.0 at December 31, 2005) notional amount of SPDRs and $65.0 ($60.3 at December 31, 2005) of common stocks, the company entered into two-year call options (“options”) to limit the potential loss on the future purchase of the SPDRs and the common stocks to $113.0 ($112.1 at December 31, 2005). The company is required to provide collateral for the obligation to purchase the SPDRs, which amounted to $556.0 ($521.0 at December 31, 2005) of cash and short term securities and $219.2 ($271.9 at December 31, 2005) of bonds at market value. The collateral provided for the purchase of common stocks sold short is $116.2 ($112.3 at December 31, 2005) of cash. Both the obligation to purchase the securities sold short and options are carried at fair value in the consolidated financial statements. The fair value of the obligation to purchase the SPDRs and common stocks is included in securities sold but not yet purchased and the fair value of the options is included in common stocks on the consolidated balance sheet.
    The company also has a swap with a notional value of approximately $550.0 ($550.0 at December 31, 2005). The company receives floating payments based on the notional value multiplied by LIBOR. The company pays or receives a fixed rate based on the change of the SPDRs which are the underlying security multiplied by the notional value of the swap. Simultaneously, the company entered into an option to limit the potential loss on the swap to $110.0 ($110.0 at December 31, 2005). Short term securities have been pledged as collateral for the swap in the amount of $105.8 ($104.1 at December 31, 2005). The fair value of the swap is a liability of $73.3 ($60.5 at December 31, 2005) and is included in securities sold but not yet purchased on the consolidated balance sheet.
    The company also has purchased credit default swaps and bond put warrants which are carried at fair value of $135.9 ($142.2 at December 31, 2005) and are classified as bonds on the consolidated balance sheet.

    Changes in the fair value for the transactions described above and other derivatives have been included in realized gains on investments in the consolidated statements of earnings for the quarter as follows:

	2006	2005

SPDRs, common stocks and related options	(26.9)	6.0
Swap and related option	(10.7)	8.9
Credit default swaps	(8.8)	13.6
Put bond warrants and other	(3.6)	3.4

Gains (losses)	(50.0)	31.9

4. Investments
    On February 7, 2006, subsidiaries of the company sold the remaining 3.8 million shares of Zenith National Insurance Corp. common stock at $50.38 per share for net proceeds of $193.8, resulting in a realized pre-tax gain of $119.4.
    On January 5, 2006, Advent Capital (Holdings) PLC (“Advent”), through an underwritten secondary public offering, raised gross proceeds of $51.5 (£30.0) of equity at $0.34 (20 pence) per share with the company purchasing its pro rata share at a cost of $24.0 (£14.0), thereby maintaining its 46.8% interest in Advent.
    On December 29, 2004, the company agreed to acquire 100% of the issued and outstanding common shares of Compagnie de Réassurance d’Ile de France (“Corifrance”), a French reinsurance company, for $59.8 (€44.0) which was paid on April 7, 2005. As at January 11, 2005 (the date of acquisition), the fair value of assets and liabilities acquired was $122.2 (€89.9) and $62.4 (€45.9) respectively, resulting in no goodwill. In addition, the seller has agreed to indemnify the company for any adverse development on acquired net reserves.
5. Capital and Long Term Debt
    During the first quarter of 2006, the company repurchased for cancellation 19,300 (2005 – nil) subordinate voting shares for a net cost of $2.6 (2005 – nil).
    On March 15, 2006, the Company repaid the outstanding $60.6 of its 7.375% notes which matured on that date.
    On February 22, 2006, OdysseyRe issued $100.0 of senior unsecured notes. The notes were sold in two tranches: $50.0 Series A due in 2021 and $50.0 Series B due in 2016. The Series A and Series B notes are callable by OdysseyRe in 2011 and 2009 respectively at their par value plus accrued and unpaid interest.
6. Contingencies
    On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any non-traditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any non-traditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.
    The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate.
    It is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies. These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries, or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse.
    Fairfax has become aware of several lawsuits seeking class action status that have been filed against it and certain of its officers and directors in the U.S. District Court for the Southern District of New York. Collectively, the suits are brought on behalf of putative classes of purchasers of all publicly traded securities of Fairfax between March 24, 2004 and on or about March 21, 2006. The complaints allege that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s financial condition. The complaints each seek, among other things, certification of the putative class, unspecified compensatory damages, unspecified injunctive relief, reasonable costs and attorneys’ fees and other relief. These claims are at a very preliminary stage. Frequently, when a securities class action is filed, other suits making the same or similar allegations follow. Typically, these matters are handled in a coordinated fashion by the courts. Additional similar lawsuits may be filed against Fairfax and certain of its officers and directors in the future. The ultimate outcome of any litigation is uncertain and should any of these actions against Fairfax be successful, Fairfax may be subject to significant damage awards, which could have a material adverse effect on its business, results of operations and financial condition. Fairfax and the named officers and directors intend to vigorously defend against these lawsuits.
7. Segmented Information
    The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and insurance claims management.
    In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups and, as applicable, for its runoff and other operations as well as the earnings contributions from its claims management services. In the table on page 10 showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations and realized gains on investments related to the runoff group are included in the runoff and other operations. There were no significant changes in the identifiable assets by operating group as at March 31, 2006 compared to December 31, 2005.
8. U.S. GAAP Reconciliation
    The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles which are different in some respects from those applicable in the United States, as described in note 20 on pages 48 to 51 of the company’s 2005 Annual Report.

    The following shows the net earnings in accordance with US GAAP:

	First quarter

	2006	2005

Net earnings, Canadian GAAP	172.1	35.2
Recoveries on retroactive reinsurance	12.0	14.3
Other than temporary declines	7.9	(25.8)
Tax effect	(6.3)	4.0

Net earnings, US GAAP	185.7	27.7
Other comprehensive income (loss) (1)	(137.8)	(80.7)

Comprehensive income (loss), US GAAP	47.9	(53.0)

Net earnings per share, US GAAP	$10.24	$1.57

Net earnings per diluted share, US GAAP	$9.82	$1.57

(1)	Consists of the change in the after-tax mark-to-market valuation of investments of $(143.6) (2005 — ($72.7)) and the change in the currency translation account of $5.8 (2005 — ($8.0)).

    The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	March 31,	December 31,
	2006	2005

Assets
Portfolio investments
Subsidiary cash and short term investments	4,496.5	3,788.9
Bonds	7,492.5	7,766.5
Preferred stocks	15.9	16.6
Common stocks	2,640.8	2,533.0
Strategic investments	196.8	351.0
Investments pledged for securities sold but not yet purchased	997.2	1,009.3

Total portfolio investments	15,839.7	15,465.3
Future income taxes	1,116.3	1,150.2
Goodwill	264.4	263.0
All other assets	10,684.6	11,203.6

Total assets	27,905.0	28,082.1

Liabilities
Accounts payable and accrued liabilities	1,591.7	1,749.7
Securities sold but not yet purchased	760.4	700.3
Long term debt — holding company borrowings	1,365.6	1,424.7
Long term debt — subsidiary company borrowings	969.2	869.3
All other liabilities	19,447.7	19,628.9

Total liabilities	24,134.6	24,372.9

Mandatorily redeemable shares of TRG	191.3	192.1
Non-controlling interests	796.8	752.3

	988.1	944.4

Shareholders’ Equity	2,782.3	2,764.8

	27,905.0	28,082.1

    The difference in consolidated shareholders’ equity is as follows:

	March 31,	December 31,
	2006	2005

Shareholders’ equity based on Canadian GAAP	3,053.4	2,905.9
Accumulated other comprehensive income	162.9	306.5
Reduction of other paid in capital	(59.4)	(59.4)
Cumulative reduction in net earnings under US GAAP	(374.6)	(388.2)

Shareholders’ equity based on US GAAP	2,782.3	2,764.8

    At March 31, 2006, the cumulative reduction in net earnings under US GAAP relates primarily to the deferred gain on retroactive reinsurance which is amortized into income as the underlying claims are paid.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(as of April 27, 2006)
(in US$ millions except per share amounts and as otherwise indicated)
    This management’s discussion and analysis should be read in conjunction with note 1 to the consolidated financial statements and with the notes to the management’s discussion and analysis for the year ended December 31, 2005 as set out on page 52 of the company’s 2005 Annual Report.
    Despite generally softer market conditions affecting commercial lines, other than catastrophe-exposed property business mainly in the U.S. Gulf Coast region, the underwriting profit of the company’s insurance and reinsurance operations increased to $41.8 in the first quarter of 2006 from $33.5 in 2005 and the combined ratios of those operations improved in the first quarter of 2006 to 96.0% from 96.9% in 2005, with Northbridge, Crum & Forster and OdysseyRe producing combined ratios of 91.0%, 98.4% and 97.3% respectively.
    Net earnings increased to $172.1 ($9.47 per share, $9.10 per diluted share) in the first quarter of 2006 from $35.2 ($2.03 per share, $2.01 per diluted share) in 2005, primarily due to increased interest and dividend income and net realized gains on investments, as well as to improved operating results at the company’s runoff and other operations and increased underwriting profit at the company’s insurance and reinsurance operations.
    Revenue in the first quarter of 2006 increased to $1,675.6 from $1,474.3 last year, principally as a result of increased interest and dividend income and net realized gains on investments. Net premiums written at the company’s insurance and reinsurance operations in the first quarter of 2006 declined to $1,041.6 from $1,104.6 in 2005. During the first quarter of 2006, net premiums written by Northbridge and Crum & Forster, expressed in local currency, increased 3.4% and 23.4% respectively from 2005 while net premiums written by OdysseyRe decreased by 17.2%. The increase at Crum & Forster reflects the acquisition of Fairmont’s book of business as well as growth in new business premium, while the decline at OdysseyRe is indicative of heightened competitive conditions in several classes of business and OdysseyRe’s exercise of underwriting discipline. Consolidated net premiums written in the first quarter of 2006 decreased by 3.1% to $1,131.6 from $1,167.7 in 2005, while consolidated net premiums earned increased by 1.9% to $1,168.4 from $1,147.1.
    Of the $263.5 of consolidated operating expenses in the first quarter of 2006 ($254.3 in 2005), $177.4 ($173.9 in 2005) related to insurance, reinsurance, runoff and other operations and corporate overhead, while the balance of $86.1 ($80.4 in 2005) related to Cunningham Lindsey.
Sources of Net Earnings
    The combined ratios by segment and the sources of net earnings (with Cunningham Lindsey equity accounted) were as follows for the three months ended March 31, 2006 and 2005:

	2006	2005

Combined ratios
Insurance – Canada (Northbridge)	91.0%	91.4%
– U.S.	98.4%	95.9%
– Asia (Fairfax Asia)	95.7%	90.9%
Reinsurance (OdysseyRe)	97.3%	99.8%

Consolidated	96.0%	96.9%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	22.7	20.0
– U.S.	4.1	10.9
– Asia (Fairfax Asia)	0.6	1.5
Reinsurance (OdysseyRe)	14.4	1.1

Underwriting profit	41.8	33.5
Interest and dividends	113.0	83.1

Operating income	154.8	116.6
Realized gains	252.6	96.5
Runoff and other	9.0	(57.4)
Claims adjusting (Fairfax portion)	(1.1)	3.2
Interest expense	(48.1)	(50.2)
Corporate overhead and other	(10.8)	(8.4)

Pre-tax income	356.4	100.3
Taxes	(136.6)	(36.2)
Non-controlling interests	(47.7)	(28.9)

Net earnings	172.1	35.2

    The above sources of net earnings (with Cunningham Lindsey equity accounted) shown by business segment were as set out below for the three months ended March 31, 2006 and 2005. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net realized gains eliminates gains or losses on purchase and sale transactions within the group.
Quarter ended March 31, 2006

		U.S.	Fairfax			Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Sub-total	Other	Intercompany	Other	Consolidated

Gross premiums written	364.0	347.2	20.1	566.8	1,298.1	126.3	(108.6)	–	1,315.8

Net premiums written	224.0	295.3	12.3	510.0	1,041.6	90.0	–	–	1,131.6

Net premiums earned	251.9	246.7	13.2	537.0	1,048.8	119.6	–	–	1,168.4

Underwriting profit	22.7	4.1	0.6	14.4	41.8	–	–	–	41.8
Interest and dividends	21.0	30.2	1.9	59.9	113.0	–	–	–	113.0

Operating income before:	43.7	34.3	2.5	74.3	154.8	–	–	–	154.8
Realized gains	38.1	146.4	2.4	136.4	323.3	15.4	(84.3)	13.6	268.0
Runoff and other operating income (loss)	–	–	–	–	–	(6.4)	–	–	(6.4)
Claims adjusting	–	–	–	–	–	–	–	(1.1)	(1.1)
Interest expense	–	(8.2)	–	(8.7)	(16.9)	–	–	(31.2)	(48.1)
Corporate overhead and other	(1.8)	(2.7)	(0.5)	(6.0)	(11.0)	–	–	0.2	(10.8)

Pre-tax income (loss)	80.0	169.8	4.4	196.0	450.2	9.0	(84.3)	(18.5)	356.4
Taxes									(136.6)
Non-controlling interests									(47.7)

Net earnings									172.1

Quarter ended March 31, 2005

		U.S.	Fairfax			Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Sub-total	Other	Intercompany	Other	Consolidated

Gross premiums written	332.4	336.4	17.6	681.6	1,368.0	80.0	(93.2)	–	1,354.8

Net premiums written	203.4	276.3	9.3	615.6	1,104.6	63.1	–	–	1,167.7

Net premiums earned	231.7	268.2	17.0	568.3	1,085.2	61.9	–	–	1,147.1

Underwriting profit	20.0	10.9	1.5	1.1	33.5	–	–	–	33.5
Interest and dividends	14.1	27.2	0.6	41.2	83.1	–	–	–	83.1

Operating income before:	34.1	38.1	2.1	42.3	116.6	–	–	–	116.6
Realized gains (losses)	36.0	34.3	0.9	42.3	113.5	31.9	(8.4)	(8.6)	128.4
Runoff and other operating income (loss)	–	–	–	–	–	(89.3)	–	–	(89.3)
Claims adjusting	–	–	–	–	–	–	–	3.2	3.2
Interest expense	–	(8.2)	–	(6.4)	(14.6)	–	–	(35.6)	(50.2)
Corporate overhead and other	(2.1)	(1.3)	(0.5)	(8.0)	(11.9)	–	–	3.5	(8.4)

Pre-tax income (loss)	68.0	62.9	2.5	70.2	203.6	(57.4)	(8.4)	(37.5)	100.3
Taxes									(36.2)
Non-controlling interests									(28.9)

Net earnings									35.2

      Underwriting and Operating Income
    Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations on a summarized company-by-company basis for the three months ended March 31, 2006 and 2005.
                Canadian Insurance – Northbridge

	March 31

	2006	2005

Underwriting profit	22.7	20.0

Combined ratio	91.0%	91.4%

Gross premiums written	364.0	332.4

Net premiums written	224.0	203.4

Net premiums earned	251.9	231.7

Underwriting profit	22.7	20.0
Interest and dividends	21.0	14.1

Operating income	43.7	34.1
Realized gains	38.1	36.0

Pre-tax income before interest and other	81.8	70.1

    Northbridge reported improved underwriting results in the first quarter of 2006 with underwriting profit of $22.7 and a combined ratio of 91.0% compared to underwriting profit of $20.0 and a combined ratio of 91.4% in 2005. Underwriting results for the first quarter of 2006 include the impact of $19.0 of net new claims and development of existing claims related to the 2005 hurricanes. Increased investment income during the first quarter of 2006 compared to the prior year produced first quarter income before taxes, interest and other of $81.8, an increase of 16.7%. Gross premiums written and net premiums written during the first quarter of 2006 increased in Canadian dollar terms compared to 2005 by 2.9% and 3.4% respectively. Northbridge experienced negative cash flow from operations for the first quarter of 2006 of $87.7 as compared to positive cash flow of $32.6 for 2005 primarily due to timing of claims payments, broker receipts and securities transactions settlements.
    For more information on Northbridge results, please see its first quarter report which will be posted on its website at www.norfin.com.
                U.S. Insurance
Quarter ended March 31, 2006

Crum &
Forster(1)(2)

Underwriting profit	4.1

Combined ratio	98.4%

Gross premiums written	347.2

Net premiums written	295.3

Net premiums earned	246.7

Underwriting profit	4.1
Interest and dividends	30.2

Operating income	34.3
Realized gains	146.4

Pre-tax income before interest and other	180.7

Quarter ended March 31, 2005

	Crum &
	Forster(1)	Fairmont(2)	Total

Underwriting profit	10.4	0.5	10.9

Combined ratio	95.5%	98.6%	95.9%

Gross premiums written	288.4	48.0	336.4

Net premiums written	239.4	36.9	276.3

Net premiums earned	231.6	36.6	268.2

Underwriting profit	10.4	0.5	10.9
Interest and dividends	24.8	2.4	27.2

Operating income	35.2	2.9	38.1
Realized gains	28.4	5.9	34.3

Pre-tax income before interest and other	63.6	8.8	72.4

(1)	These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP.

(2)	Beginning January 1, 2006, Fairmont’s business is being carried on as the Fairmont Specialty division of Crum & Forster.
    Crum & Forster’s combined ratio increased in the first quarter of 2006 to 98.4% from 95.5% in 2005 reflecting a higher loss ratio, as premium rates continue to be under competitive pressure in the United States, even in the face of inflationary loss cost increases. The general expense ratio also rose due to the addition of substantially all of Fairmont’s operating expenses with only modest net premiums earned from the Fairmont business in the first quarter of 2006. Crum & Forster’s net premiums written for the first quarter of 2006 increased by 23.4% over 2005. Excluding the Fairmont business, net premiums written increased by 11.2%, primarily due to growth in new business. Cash flow from operations for the first quarter of 2006 was $27.3 compared to $80.2 for the first quarter of 2005, with the year-over-year decline due primarily to higher net paid losses, partially related to catastrophe events, and increased income tax sharing payments principally attributable to the $106.6 investment gain realized upon the sale of common shares of Zenith National. For more information on Crum & Forster’s results, please see its first quarter report on Form 10-Q which will be posted on its website at www.cfins.com.
                Fairfax Asia

	March 31

	2006	2005

Underwriting profit	0.6	1.5

Combined ratio	95.7%	90.9%

Gross premiums written	20.1	17.6

Net premiums written	12.3	9.3

Net premiums earned	13.2	17.0

Underwriting profit	0.6	1.5
Interest and dividends	1.9	0.6

Operating income	2.5	2.1
Realized gains	2.4	0.9

Pre-tax income before interest and other	4.9	3.0

    Fairfax Asia’s combined ratio of 95.7% in the first quarter of 2006 (90.9% in 2005) reflects favourable underwriting results from First Capital offset by weaker results from Falcon. First Capital’s and Falcon’s underwriting results in the first quarter of 2006 reflect a decrease in earned premiums to $4.0 and $9.2 respectively. During the quarter, Fairfax Asia maintained its 26.0% interest in ICICI Lombard through participation in a rights offering, acquiring 6.5 million shares in ICICI Lombard for consideration of $5.9.

                Reinsurance – OdysseyRe

	March 31

	2006(1)	2005

Underwriting profit	14.4	1.1

Combined ratio	97.3%	99.8%

Gross premiums written	566.8	681.6

Net premiums written	510.0	615.6

Net premiums earned	537.0	568.3

Underwriting profit	14.4	1.1
Interest and dividends	59.9	41.2

Operating income	74.3	42.3
Realized gains	136.4	42.3

Pre-tax income before interest and other	210.7	84.6

(1)	These results differ from those published by Odyssey Re Holdings Corp., primarily due to differences between Canadian and US GAAP. In addition, these results reflect the changes not previously recorded by Fairfax from the restatement by Odyssey Re Holdings Corp. in 2005 of the accounting for certain reinsurance contracts and from other adjustments, which are not material to Fairfax (resulting in a decrease in consolidated net earnings of $6.4).
    OdysseyRe’s gross premiums written, including adjustments to reflect the restatement of 2005 and prior financial results, decreased 16.8% in the first quarter of 2006 over the first quarter of 2005. This primarily reflects a decline in its worldwide reinsurance business during the first quarter as OdysseyRe continues to emphasize underwriting discipline in the face of competitive pressures across selected lines of business. During the first quarter of 2006, OdysseyRe’s combined ratio was 97.3%, reflecting $44.8 of adverse loss development (net of reinstatement and stop loss premiums), which represented 8.3 points of its combined ratio. Adverse loss development during the first quarter of 2006 primarily reflects $37.8 in net adverse development relating to casualty business, primarily for years 2001 and prior, and $7.3 from development of prior catastrophe losses. The 97.3% combined ratio during the first quarter of 2006 compares to a combined ratio of 99.8% during the first quarter of 2005, which reflected adverse loss development (net of reinstatement and stop loss premiums) of $47.0 (including $19.0 from the 2004 Florida hurricanes and other property catastrophe losses), representing 8.3 combined ratio points. Pre-tax income during the first quarter of 2006 continued to reflect strong investment performance through both higher investment income and $136.4 of net realized gains. For more information on OdysseyRe’s results, please see its first quarter report on Form 10-Q which will be posted on its website at www.odysseyre.com.
   Runoff and Other
Quarter ended March 31, 2006

	U.S.	Europe	Group Re	Total

Gross premiums written	50.4	(1.7)	77.6	126.3

Net premiums written	13.8	(1.5)	77.7	90.0

Net premiums earned	44.1	(1.3)	76.8	119.6
Losses on claims	(48.4)	1.9	(49.2)	(95.7)
Operating expenses	(12.5)	(13.7)	(23.9)	(50.1)
Interest and dividends	17.0	(1.0)	3.8	19.8

Operating income (loss)	0.2	(14.1)	7.5	(6.4)
Realized gains	1.7	1.0	12.7	15.4

Pre-tax income (loss) before interest and other	1.9	(13.1)	20.2	9.0

Quarter ended March 31, 2005

	U.S.	Europe	Group Re	Total

Gross premiums written	3.5	8.5	68.0	80.0

Net premiums written	(13.4)	8.5	68.0	63.1

Net premiums earned	(10.2)	0.7	71.4	61.9
Losses on claims	(27.3)	(44.6)	(50.7)	(122.6)
Operating expenses	(4.7)	(14.0)	(17.7)	(36.4)
Interest and dividends	8.8	(3.5)	2.5	7.8

Operating income (loss)	(33.4)	(61.4)	5.5	(89.3)
Realized gains	14.1	16.6	1.2	31.9

Pre-tax income (loss) before interest and other	(19.3)	(44.8)	6.7	(57.4)

    The runoff and other pre-tax income of $9.0 for the quarter ended March 31, 2006 is the result of net realized gains of $15.4 partially offset by an operating loss of $6.4.
    The operating result for U.S. runoff achieved a break-even position due to the incremental investment income on increased investment assets and reduced funds withheld interest expense resulting from the 2005 commutations as well as a current period increase in net premiums earned attributable to the Fairmont entities recently placed into runoff. As discussed on page 74 of Fairfax’s 2005 Annual Report, during the quarter ended March 31, 2006, U.S. runoff closed the commutation with Ridge Re, receiving cash proceeds of $373.3.
    The operating result for European runoff was substantially improved from the same period of the prior year principally due to the absence of any adverse loss development reported within the claims portfolios.
    Group Re’s combined ratio for the first quarter of 2006 was 95.2% compared to 95.8% for the same period in 2005. This improvement, together with an increase in premium volume and an increase in net realized gains, resulted in an increase in its pre-tax income to $20.2 from $6.7 in 2005.
      Other Elements of Net Earnings
    Consolidated interest and dividend income in the first quarter of 2006 increased by 39.3% to $149.2 from $107.1 in 2005 (interest and dividend income earned by the insurance and reinsurance operations in the first quarter of 2006 increased to $113.0 from $83.1 in 2005) primarily due to higher short term interest rates and an increase in investment portfolios of $1.6 billion from March 31, 2005.
    Consolidated net realized gains on investments for the first quarter of 2006 increased to $268.0 from $131.4 in 2005 principally as a result of $119.4 of net gains on the disposition of the company’s interest in Zenith National, net gains from other equities of $157.8 and net gains on the sale of bonds of $70.7. Included in net realized gains were $50.0 of net losses related to mark-to-market valuation adjustments, as referred to in note 3 to the consolidated financial statements.
    Consolidated interest expense decreased to $52.0 for the three months ended March 31, 2006 from $54.2 in 2005, reflecting interest expense on the additional debt issued by OdysseyRe in the second quarter of 2005 and first quarter of 2006 offset by reduced interest expense from a swap recorded in the first quarter of 2005. The interest expense is comprised of the following:

	March 31

	2006	2005

Fairfax	31.2	35.6
Crum & Forster	8.2	8.2
OdysseyRe	8.7	6.4
Cunningham Lindsey	3.9	4.0

	52.0	54.2

    Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and interest and dividend income on Fairfax’s cash, short term investments and marketable securities, and is comprised of the following:

	March 31

	2006	2005

Fairfax corporate overhead	9.5	6.0
Investment management and administration fees	(11.1)	(11.0)
Corporate overhead of subsidiary holding companies	11.0	11.9
Internet and technology expenses	1.4	1.5

	10.8	8.4

    Fairfax’s corporate overhead in the first quarter of 2006 increased from the prior year due to costs related to the ongoing SEC investigation, partially offset by increased interest and dividend income on holding company cash, short term investments and marketable securities.
    The company recorded an income tax expense of $137.9 on its consolidated statement of earnings for the first quarter of 2006 at an effective tax rate of 38.6%, consistent with the effective tax rate in the first quarter of 2005 of 37.4%.
    The company’s non-controlling interests in its consolidated statements of earnings arose from the following subsidiaries:

	March 31

	2006	2005

Northbridge	21.8	18.8
OdysseyRe	25.9	10.1
Cunningham Lindsey	(0.3)	1.1

	47.4	30.0

Financial Condition
    Cash, short term investments and marketable securities held at the holding company declined by $84.2 to $474.8 from $559.0 at year-end , primarily reflecting the repayment of $60.6 of matured senior notes, advances totalling $83.1 to nSpire Re to fund European runoff claims payments and other cash requirements and the receipt of $99.3 of dividends from subsidiaries including $80.0 from Crum & Forster.
    Subsidiary cash and short term investments increased by $748.2 to $5,274.5 from $4,526.3 at year-end. Consolidated cash resources during the first quarter increased by $715.8 compared to a decrease during the first quarter of 2005 of $562.7. Consolidated cash provided by operating activities was $448.6 for the first quarter compared to $57.6 for the first quarter of 2005, an increase of $391.0 comprised mainly of the $373.3 cash proceeds of the Ridge Re commutation in U.S. runoff. Consolidated cash provided by investing activities was $258.7 compared to cash used in the first quarter of 2005 of $576.9. The year-over-year change reflects net sales of securities of $260.2 during the first quarter of 2006 compared to net purchases of securities of $580.6 during the first quarter of 2005. Consolidated cash provided by financing activities of $7.7 reflects the issuance of $100.0 in senior unsecured notes by OdysseyRe, offset by repayment of debt totaling $60.6 and dividends paid of $27.8.
    Cash flow from operations for the first quarter of 2006 amounted to $27.3 for Crum & Forster ($80.2 in 2005), $272.8 for OdysseyRe ($119.5 in 2005) and cash usage of $87.7 for Northbridge (cash provided of $32.6 in 2005). Decreased cash flows at Crum & Forster were primarily a result of higher net paid losses, partially related to catastrophe events, and increased income tax sharing payments. Increased cash flows at OdysseyRe reflect the receipt of $78.0 from nSpire Re and the receipt of current tax recoverable balances. Decreased cash flows at Northbridge were primarily due to timing of claims payments, broker receipts and securities transaction settlements.
    Accounts receivable and other declined by $261.7, primarily as a result of U.S. runoff’s collection during the first quarter of $373.3 of cash proceeds on the commutation with Ridge Re (as discussed on page 74 of Fairfax’s 2005 Annual Report).
    Reinsurance recoverables decreased to $7,496.7 at March 31, 2006 from $7,655.6 at December 31, 2005 primarily as a result of collections on ceded hurricane losses. Similarly, the decline of $133.8 in provision for claims relates primarily to payment of hurricane claims during the quarter.

    Portfolio investments at carrying value (net of the liability representing securities sold but not yet purchased) increased by $527.7 to $14,861.6 from $14,333.9 at year-end. During the quarter, net realized gains on investments totalled $268.0 (including $119.4 on the sale of the company’s interest in Zenith National), inclusive of a $50.0 mark-to-market loss recorded on derivative positions. At March 31, 2006 the net unrealized gain on portfolio investments was $357.6 compared to $537.2 at year-end. The net unrealized loss on bond portfolios widened to $270.0 from $89.0 at year-end while the net unrealized gains on equities (including Hub and Advent at March 31, 2006 and Hub, Advent and Zenith National at year-end) was essentially unchanged at $624.5.
    The portion of the company’s future income tax asset related to capitalized operating losses of its U.S. consolidated tax group decreased by $88.3 to $266.7 in the first quarter of 2006 as a result of profitable operations of that group and utilization of the U.S. operating tax losses. The future income tax asset declined by $106.8 to $1,027.5 during the quarter.
Capital Structure and Liquidity
    The company’s capital structure and financial ratios were as follows:

	March 31,		December 31,
	2006		2005

Cash, short term investments and marketable securities	474.8		559.0
Holding company debt	1,306.2		1,365.3
Subsidiary debt	1,036.9		933.2
Purchase consideration payable	191.3		192.1
Trust preferred securities of subsidiaries	52.4		52.4
Total debt	2,586.8		2,543.0
Net debt	2,112.0		1,984.0
Common shareholders’ equity	2,916.8		2,769.3
Preferred shares	136.6		136.6
Non-controlling interests	796.8		753.9
Total equity and non-controlling interests	3,850.2		3,659.8
Net debt/net total capital	35.4%		35.2%
Total debt/total capital	40.2%		41.0%
Interest coverage	7.9	x	N/A
    At March 31, 2006, Fairfax had $474.8 of cash, short term investments and marketable securities at the holding company level. Holding company indebtedness declined modestly during the quarter by $59.1 to $1,306.2 from $1,365.3 at year-end, reflecting the repayment of $60.6 of matured senior notes. Subsidiary debt increased by $103.7 to $1,036.9 from $933.2 at year-end, largely due to the issuance of $100.0 of senior unsecured notes by OdysseyRe. At March 31, 2006 the company’s consolidated net debt/net total capital ratio stood at 35.4% compared to 35.2% at year-end, and the consolidated total debt/total capital ratio improved to 40.2% from 41.0% at year-end.
    The company believes that cash, short term investments and marketable securities held at the holding company provide adequate liquidity to meet the holding company’s obligations in 2006. In addition, the holding company expects to continue to receive management fees, interest and dividends on its holdings of cash, short term investments and marketable securities, tax sharing payments and dividends from its insurance and reinsurance subsidiaries (with a reduction in tax sharing payments as a result of the 2005 third quarter hurricanes). For the remainder of 2006, the holding company’s obligations (other than interest, dividends, TRG purchase consideration payments and overhead expenses) consist of the continuing obligation to fund negative cash flow at its European runoff operations (for the full 2006 year, this funding is anticipated to be between $150 and $200, plus $78 which will be required by nSpire Re related to a substitution of cash funding for letters of credit as discussed on page 116 of the company’s 2005 Annual Report, prior to any management actions which would improve that cash flow). As noted above, cash advanced to nSpire Re to fund European runoff and other requirements during the first quarter of 2006 totalled $83.1.
    Primarily as a result of retained first quarter earnings, shareholders’ equity at March 31, 2006 increased by $147.5 or 5.1% to $3,053.4 from $2,905.9 at year-end. Common shareholders’ equity at March 31, 2006 was $2,857.4 or $159.94 per basic share (excluding the $59.4 of capital attributable to the company’s issue of convertible debentures in the 2003 third quarter). The company repurchased 19,300 shares during the quarter. At March 31, 2006 there were 17,865,747 shares effectively outstanding.

SEC Subpoenas
    On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.
    The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to the restatement by OdysseyRe referred to on page 69 of the company’s Annual Report. That review also led to some changes in accounting for certain contracts at nSpire Re which were immaterial at the consolidated Fairfax level. The company continues to respond to requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.
    The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.
    These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The financial cost to the company to address these matters has been and is likely to continue to be significant. The company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.
Lawsuits Seeking Class Action Status
    Fairfax has become aware of several lawsuits seeking class action status that have been filed against it and certain of its officers and directors in the U.S. District Court for the Southern District of New York. Collectively, the suits are brought on behalf of putative classes of purchasers of all publicly traded securities of Fairfax between March 24, 2004 and on or about March 21, 2006. The complaints allege that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s financial condition. The complaints each seek, among other things, certification of the putative class, unspecified compensatory damages, unspecified injunctive relief, reasonable costs and attorneys’ fees and other relief. These claims are at a very preliminary stage. Frequently, when a securities class action is filed, other suits making the same or similar allegations follow. Typically, these matters are handled in a coordinated fashion by the courts. Additional similar lawsuits may be filed against Fairfax and certain of its officers and directors in the future. The ultimate outcome of any litigation is uncertain and should any of these actions against Fairfax be successful, Fairfax may be subject to significant damage awards, which could have a material adverse effect on its business, results of operations and financial condition. These lawsuits may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these lawsuits. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax and the named officers and directors intend to vigorously defend against these lawsuits.
Comparative Quarterly Data (unaudited)

	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,
	2006	2005	2005	2005	2005	2004	2004	2004

Revenue	1,675.6	1,361.0	1,542.1	1,500.8	1,474.3	1,454.3	1,418.4	1,435.1
Net earnings (loss)	172.1	(318.1)	(220.0)	5.0	35.2	5.1	(109.4)	45.5
Net earnings (loss) per share	$9.47	$(18.00)	$(13.83)	$0.17	$2.03	$0.16	$(8.08)	$3.13
Net earnings (loss) per diluted share	$9.10	$(18.00)	$(13.83)	$0.17	$2.01	$0.16	$(8.08)	$3.05
    Prior to giving effect to the hurricanes in the third and fourth quarters of 2005 and the third quarter of 2004, operating results at the company’s insurance and reinsurance operations have been improving as a result of company efforts and the favourable insurance environment through the first half of 2004, but have also reflected the more difficult insurance environment subsequent to the first half of 2004. In addition to loss and LAE reserve strengthenings which have occurred, individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes and by commutations or settlements by the runoff group, the occurrence of which is not predictable, and have been (and are expected to continue to be) significantly impacted by realized gains (or losses) on portfolio investments, the timing of which is not predictable.